Exhibit 99.1

Medigus: ScoutCam Announces Three Development Projects with the Israeli Air Force

The development projects are focused on visual inspection capabilities for on the ground maintenance and in-flight monitoring of unmanned aerial vehicles

OMER, Israel, December 14, 2020 - Medigus Ltd. (Nasdaq:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that ScoutCam (OTCQB: SCTC) Medigus’ subsidiary and a leading developer and manufacturer of customized micro visual solutions and supplementary technologies, embarked on three different development projects in cooperation with the Israeli Air Force. ScoutCam is developing products that leverage its high resilient micro-cameras (as recently demonstrated by NASA’s Robotic Refueling Mission 3) and its unique wired and wireless transmission capabilities to improve maintenance as well as flight safety of both helicopters and unmanned aerial vehicles (UAV) in the service of the Israeli Air Force.

These products are based on visual inspection capabilities for on the ground maintenance and in-flight monitoring of these vehicles. The addition of Artificial Intelligence (AI) to these cameras for in flight predictive maintenance purposes is designed to help improve aerial safety, reduce maintenance costs, and prevent severe safety mishaps in the ever so important and expensive air vehicles and intelligence equipment space. In addition, such predictive maintenance, based on the concept of Camera-as-a-Sensor™, have the potential to cut costs related to redundant periodic maintenance as well as the risks involved with such maintenance.

These products, once tried and approved for use by the Israeli Air Force, may lead to these products being sold to other air forces around the world as well as to helicopter and UAV manufacturers globally.

“ScoutCam estimates that the global addressable market for helicopters alone is approximately 250 million dollars per year,” says Yaron Silberman, CEO of ScoutCam. “This, together with the yet to be quantified, fast growing UAV market, which we intend to pursue as well, presents lucrative and exciting opportunities for our company and shareholders” Silberman added.

About ScoutCam

ScoutCam is a leading provider of customized visual solutions for organizations across a variety of industries in the form of highly resistant micro cameras and supplementary technologies. ScoutCam devices are used across the medical, aerospace, industrial, research and defense industries. For more information please visit: https://www.scoutcam.com/our-technology

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus Ltd. is using forward-looking statements when it discusses the likelihood of ScoutCam acquiring new customers and contacts in additional militaries and/or air forces; any sales made thereunder. This release should not be construed as Medigus announcing actual ScoutCam sales in the defense sector. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors Medigus are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com